INVEST IN TUSK BY VWC

Censorship-free Web Browser and Search Engine with an emphasis on Free Speech


TUSK™
The Free Speech Browser

tuskbrowser.com Santa Barbara California

LEAD INVESTOR



Timothy Scott Cramer

I'm investing in Tusk because our First Amendment Right to Free Speech is under the attack of big tech oligarchs. Until Americans from both sides of the aisle come together to build a Free Speech Search Engine, Free Speech will remain the hostage of Big Tech. We fully understand the monumental task in front of us. However, we're Americans. Together, there's nothing We, The People, can't accomplish. I ask you to join us as we build the world's first search engine based 100% on Free Speech.

Invested $5,000 this round

Highlights

1. MILESTONE: 40,000+ downloads in 6 months
2. TRACTION IS STICKY: 31,304 MAU
3. GIANT niche MARKET: 118M (36%) of all Americans are Conservative
4. U.S. Search Industry Ad REVENUE is massive: $78.3 billion in 2021
5. Integrity: Designed FOR Conservatives, BY CONSERVATIVES

Our Team



Jeffrey C Bermant CEO & Co-Founder

With over 12 years' experience in software privacy, security, and VPN development, Jeff is building on a successful career in tech and real estate and investment with many successful exits and a combined investment of $700M.

With the belief in free speech and individual liberty for all, we are on a mission to protect a free and open internet, starting with a web browser, news feed and search.



David Amaral Chief Technical Officer-Contractor

David is acting product manager and with over 20 years in tech, has worked with Fortune 500 companies and launched a successful software development company.



Kevin B Chief Digital Officer-Contractor

With more than 14 years of experience in direct online marketing, Kevin excels in providing KPI insights for Advertiser, Publisher, Agency, and Networks.



Larry Speck Director of Marketing-Contractor

For over 26 years, Larry has a record of successful marketing campaigns, sales strategies, and brand development, with 12 years in global markets (China) and a startup background with a successful exit.

Disrupting Big Tech to Defend Free Speech and Win Back the White House

Can you find Fox News, Breitbart, Daily Wire, Washington Examiner, and other right-leaning digital news platforms in your search results? Take, for example, a search for 'Jan 6' as seen below.


Google
jan 6
Sign in
All News Videos Images Books More Tools
About 4,650,000,000 results (0.68 seconds)
January 6 United States Capitol attack
January 6, 2021
Overview Videos News
Top stories
CNN
Biden launches round two against Trump in bid to save Democrats in November
1 day ago
The New York Times
Aspiring Proud Boy Who Encountered Schumer on Jan. 6 Sentenced to 55...
1 day ago
NY1
NYPD veteran faces longest Jan. 6 sentence yet
3 mins ago
NBC NEWS
D.C. Officer Daniel Hodges testifies against Capitol rioter who 'crushed' him wi...
23 hours ago
More news
About
On January 6, 2021, following then-U.S. President Donald Trump's defeat in the 2020 presidential election, a mob of his supporters attacked the Capitol Building in Washington, D.C. Wikipedia
Date: January 6, 2021
Total number of deaths: 5
Location: Washington, D.C.
Feedback
See results about
January 6
Date
https://www.washingtonpost.com › january-6-capitol-riot
The Jan. 6 insurrection - The Washington Post
News, investigations, video and analysis of the Jan. 6 attack on the U.S. Capitol by a pro-Trump mob, including criminal charges and congressional hearings.
https://www.fbi.gov › wanted › capitol-violence-images
Capitol Violence Images - FBI
The FBI is seeking to identify individuals involved in the riots at the U.S. Capitol on January 6, 2021. Call 1-800-CALL-FBI or visit tips.fbi.gov to submit ...
https://apnews.com › hub › capitol-siege
Capitol Riot | Jan 6. Investigation - AP News
The latest news from the House Select Committee's inquiry into the January 6, 2021 attack on the U.S. Capitol.
https://www.msnbc.com › the-reidout › reidout-blog › j...
Kinzinger previews 2 major points of interest in upcoming Jan ...
2 days ago — Adam Kinzinger offered a peek into the House Jan. 6 committee's public hearings in September. All signs suggest it's going to be a doozy.
https://www.politico.com › news › 2022/08/29 › secret-...
Secret Service official at center of Jan. 6 committee probe retires
2 days ago — Tony Ornato, the senior Secret Service official who served as a top aide in Donald Trump's White House and faced scrutiny from the Jan. 6 ...
https://january6th.house.gov
Select Committee to Investigate the January 6th Attack on the ...
Text image displaying Select Committee to Investigate the January 6th Attack on the United States Capitol. Black and white photo of the U.S. Capitol.
Search results colored for:
Left Media
Gov't Site


https://abcnews.go.com › january6
U.S. Capitol Riot - ABC News
Latest January 6 video · Cheney on Pence testifying: 'I would hope that he will do that' · FBI found classified docs from Trump's Mar-a-Lago estate · FBI recovered ...
https://www.cnn.com › specials › politics › january-6-insu...
January 6 insurrection at the US Capitol: Full coverage of events
Coverage of the January 6, 2021, insurrection at the US Capitol building. Read articles and watch videos.
https://www.npr.org › sections › insurrection-at-the-capitol
Capitol Insurrection Updates - NPR
17 hours ago — Before Jan. 6, 18-year-old Bruno Cua was best known in his small town of Milton, Ga., as a great builder of treehouses. These were big, elaborate creations ...
https://www.npr.org › 2022/08/23 › january-6th-hearings...
Jan. 6 hearings are about race even if it's not being ... - NPR
Aug 23, 2022 — The Jan. 6 Committee has been uncovering what led up to the insurrection. But just beneath the surface is a central cause of the riot ...
Related searches
jan 6, 2021
insurrection jan 6 photos
jan 6, 2022
insurrection jan 6 hearing
jan 6 insurrection year
jan 6 hearing today
jan 6 committee
jan 6 committee news
Gooooooooogle
1 2 3 4 5 6 7 8
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Help
Send feedback
Privacy
Terms
Where is the...?
Right Media
Google knows "only 0.63% of Google searchers clicked on something from the 2nd page," No wonder the first Right Media article is hidden on on Page 4!!!

Search any issue and Left media dominates! Right media is buried.

Where is Fox News, Breitbart, Epoch Times, NY Post, Washington Examiner, Newsmax, OANN, Daily Wire and other right media?

Biased search results affect elections! The Biden stories that were suppressed affected the political views of voters and handed Democrats a digital win maybe even an election win. This must be stopped before the next election if Conservatives hope to regain the Presidency.


TUSK
Biden Admin Regularly Coordinated With Facebook, Twitter To Censor Users, Records Show
Source: Daily Caller via TUSK
Download the TUSK browser now

Recent TOP NEWS from TUSK news feed: Biden Admin Regularly Coordinated With Facebook, Twitter To Censor Users, Records Show

The Solution is TUSK Browser & Search

A two-part formula to take back control of the Internet from Big Tech.

1. TUSK Browser

The TUSK Browser app, available now on mobile and desktop devices, is the web browser to disrupt the bias and censorship problems.


New Tab
Search Yahoo! or type a URL
Show More
Scroll down for news feed

2. TUSK Search

TUSK Search, in development with a prototype now available, is a search engine without liberal bias and provides censorship-free results for Conservative news outlets. Giving Americans easy access to the truth will assure a Republican victory for 2024 and years ahead.


Tusk Search
tusksearch.com
TUSK
Search
TUSK
Company
Contact Us
Privacy Policy
Terms of Service
© 2022 Virtual World Computing, LLC

Target Market

The target opportunity is Conservatives worldwide. With over 120M people, our core target audience is U.S. Conservatives ages 18 and up. The broader target is the U.S. populous ages 13 and up that want more control and an alternative to Big Tech in their day-to-day online activities, particularly with their searches.

Now **is there a market for Free Speech apps?** A resounding yes indeed! Free Speech apps are here to stay. Take Rumble, for example, it launched 2013 and today has 44M users and is valued at $500M. Another is MeWe, it launched 2012, today has 16M users. And Truth Social , launched earlier this year and already has 2M users.


120 Million
MARKET SIZE IN MILLIONS
44 Million
U.S. Conservatives
Rumble Active Users

Part of A New Ecosystem of Free Speech Tech Companies

Joining successful companies like Rumble (with 44M monthly active users) and others, TUSK complements the new ecosystem of Free Speech apps that provide real alternatives to the mainstream liberal brands from Big Tech companies.


Liberal Big Tech
New Free Speech Apps
YouTube
rumble
twitter
facebook
PARLER
TRUTH.
MeWe
GETTR
DuckDuckGo
Google
TUSK

TUSK provides the functions of Google, Chome and DuckDuckGo without all the censorship!

Strategic Advisory Group

To ensure TUSK is guided to success, strategic advisory group bring their wealth of knowledge, experience and connections to the table.


Matt Schlapp
Mercedes Schlapp
Ryan McGowan
Alex Hinson
Scott W. Reed
Stanton Anderson

Matt Schlapp, often interviewed on Fox News, brings 8 years' experience as Chairman of the Conservative Political Action Coalition (CPAC) and served as White House Political Director in the George W. Bush Administration.

Mercedes Schlapp joins her husband Matt and is a Senior Fellow at the American Conservative Union Foundation and regularly hosts the online show America

Conservative Union Foundation and regularly hosts the online show America UnCanceled on CPAC NOW. She brings much experience having worked in The White House for two different presidential administrations in senior level positions.

Scott W. Reed, named as one of Politico Magazine's top 50 operatives with "Ideas Changing Politics," is a consultant and advisor with 35 years' experience in political strategy, policy development and campaign management. Previously, Scott was campaign manager for Bob Dole's 1996 Presidential campaign, served as Executive Director of the Republican National Committee, and recently as the Senior Political Strategist at the U.S. Chamber of Commerce.

Ryan McGowan, since 2016, holds a top finance position at the American Conservative Union (ACU/CPAC) and brings experience in accounting and management consulting in the areas of IPO readiness, mergers and acquisitions, revenue recognition, and audit/attestation

Alex Hinson is the Director of Corporate Sponsorship and Deputy Director of National Development for the Conservative Political Action Conference (CPAC) following his time as White House Liaison to the U.S Treasury Department and White House Liaison and Senior Advisor at the Export-Import Bank of the United States.

Stanton D. Anderson is a lawyer who practiced in Washington, D.C. where he was active in national Republican politics. In addition to holding key senior positions in a number of Presidential campaigns, Stanton has also served in a number of roles in several Republican Administrations and most recently as Chief Legal Officer of the U.S. Chamber of Commerce.

Press and Endorsements


the mark LEVIN SHOW
FOX NEWS channel
Mark Levin
Howie Carr
Tyrus
FOX News

Traction

We launched TUSK Browser in April 2022 on iOS, Mac and Windows platforms and the launch of Android followed in July. We have had 40,000+ installs in the first 6 months and these users are proving to be sticky, since we recorded 31,304 MAU in October.

October 2022: 42,000+ total installs & **31,304 MAU**


TRACTION: Total Installs by Platform in 2022
50,000
40,000
30,000
20,000
10,000
-
April
May
June
July
August
September
October
iOS Android Desktop*
*estimated


31,304
MONTHLY ACTIVE USERS
OCTOBER 2022

Digital Advertising Revenue Model

Three proven revenue streams will allow TUSK to make a great return for investors. Digital Advertising Soared 35% to $189 Billion in 2021 According to the IAB Internet Advertising Revenue Report and TUSK is poised to capitalize on a large growing market. A large niche market will attract advertisers with large ad budgets and **display ads** in the TUSK News Feed and the browser home screen will command higher than industry average rates.

A key part of the revenue model, **search ads** are also the largest segment of digital advertising that generated $78.3 billion in revenues in 2021. TUSK paid search advertising make the most of one of the most popular forms of PPC advertising in which brands pay (using an auction-based model) to have their ads displayed above and below organic search engine results when users search certain keywords.

Another revenue opportunity will be TUSK Deals, a curated **affiliate store** for Conservatives with a focus on products that support the ideals of those on the Right. The product listings in the store looks just like a real e-commerce store, however the listings are from other retailer's products and redirect visitors to their sites using our affiliate links. When visitors complete their purchase, the retailer pays us a commission and handles product fulfillment directly with that visitor. This benefits TUSK users with an easy place to find companies they wan to support as well as give them better prices.

Fighting censorship also includes bypassing firewalls and circumventing other access blocking technology. A key feature we plan to integrate in the future is a **VPN**, or virtual private network. An easy to use, built-in VPN not only helps users evade these types of censors and provide access where otherwise not possible, it also provides a revenue opportunity.


Display Ads
Search Ads
Affiliate Store
VPN
Ad
TUSK DEALS
GAP
TUSK

Roadmap


Roadmap for TUSK
Browser App
★ Build app for mobile and desktop


News Feed
★ Build Customizable News Feed
TUSK Search 1.0
★ Partner with Yahoo! for revenue
★ TUSK Tuner prototype (L/C/R)
Left
Center
Right
We are here
Revenue Platform
★ DISPLAY ADS monetization
★ VPN option
Marketing
★ Go-to-market strategy includes ads, PR, social content and influencers
TUSK Search 2.0
★ Build independent search index & algorithm with add'l privacy features

Roadmap for TUSK includes Display Ads, Marketing and Search v1.0 & v2.0. * Additional funding may be needed for TUSK Search 2.0.

Development of the **TUSK Browser App** on all four major mobile and desktop platforms has been completed. Also, built from the ground up to ensure Conservatives can access the stories that matter, the **Anti-Censorship News Feed** allows users to choose the media outlets they trust so you can browse a news feed with the most relevant stories for you, by you.

Currently the Browser and News Feed are ad-free, however looking forward, we plan to continue to improve and monetize the browser app by building a **display ad platform**. A comprehensive **go-to-market strategy** includes capturing the attention of Conservative groups with influencers such as Mark Levin, Howie Carr, and other prominent Conservatives. Social ad campaigns on Facebook, Instagram, YouTube, Rumble, Twitter, TikTok and Truth Social, in addition to PR campaigns run on Fox News, Washington Examiner, Daily Wire, Breitbart and other right-leaning digital news platforms will grow users and awareness. Outreach to Senators, Congressmen and Governors to get more prominent conservative leaders involved will sustain growth.

TUSK Search is now available with **v1.0** which involves partnering with Yahoo! Search. This step doesn't solve the bias issue that plagues all current search engines; however it does gives us a stable revenue path to realize our goal of building a search engine from the ground up. **TUSK Search v2.0** will be a completely independent search engine built from the ground up to take control of the results and fully address the problems of censorship and liberal bias. This with ensure the Conservative media stories won't be buried and the truth will be heard.

GIVE OUR SEARCH PROTOTYPE PROGRESS IN DEVELOPMENT A TRY TO SEE THE FUTURE NOW: tusksearch.com


All
Images
Maps
Left
Center
Right

The TUSK Media Tuner is a preference setting on the search results page that prioritizes results from media organizations according to Right, Left or Center.

Why invest now?

If this story wasn't censored, would Biden be president today?
Does censorship really matter?


NEW YORK POST
Page Six
LATE CITY FINAL
CENSORED
Facebook and Twitter block Post exposé on Hunter Biden files
PAGES 4-7

NY Post exposé blocked and buried by liberal Big Tech

Yes! Censored and biased search results affect elections!

The Biden stories that were suppressed affected the political views of voters and handed Democrats a digital win maybe even an election win. This must be stopped before the next election if Conservatives hope to regain the Presidency in 2024.

We need your help to fight censorship and protect Free Speech on the Internet!

INVEST in FREEDOM TODAY!

Part of funds raised will go to pay off Attorneys Mark Lappin, initial investor loan, and Jeff Bermant (the CEO of Virtual World Computing LLC). The amount to Jeff Bermant will be the unpaid plus interest at 6% of $814,058 of rolling notes and accounts payables.

Downloads

TUSK Deck 2022 Wefunder.pdf